FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Principal Decisions of the 512th Meeting of the Board of Directors, June 21, 2011

2.	Summary of Minutes of the 512th Meeting of the Board of Directors, June 21, 2011

3.	Summary of Principal Decisions of the 513th Meeting of the Board of Directors, July 7, 2011

4.	Summary of Minutes of the 513th Meeting of the Board of Directors, July 7, 2011

5.	Material Announcement — CEMIG affiliate Parati S.A. acquires 100% of Luce LLC from Enlighted Partners Venture Capital LLC, July 7, 2011

6.	Material Announcement — Renova Energia S.A. and CEMIG affiliate Light S.A. executed an Investment Agreement, July 8, 2011

7.	Material Announcement — Braslight exercises its put option in FIP Luce, July 15, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations
Date: July 19, 2011

1.               Summary of Principal Decisions of the 512th Meeting of the Board of Directors, June 21, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

 CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

512TH MEETING, HELD ON JUNE 21, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 512th meeting, held on June 21, 2011, the Board of Directors of Companhia Energética de Minas Gerais – Cemig, made the following decisions:

1.               Consent of Cemig to completion of the transaction, by Parati S.A., in the unit shares of Luce LLC.

2.               Orientation of vote in Parati S.A.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.               Summary of Minutes of the 512th Meeting of the Board of Directors, June 21, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 — NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 512ND MEETING

Date, time and place:	June 21, 2011 at 4.30 p.m. at the Company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                                The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                            The Chair stated that the matter on the agenda had been examined by the Board of Directors’ Committee on Business Development and Corporate Control of Subsidiaries and Affiliates, and that the Committee had recommended its approval.

III                        The Board approved the minutes of this meeting.

IV                       The Board authorized the consent of Cemig to the closing, by Parati S.A., of the transaction in share units of Luce LLC under the Share Purchase Agreement signed with Enlighted on March 24, 2010 and assigned to Parati S.A. on April 11, 2011; and also gave its orientation to the representatives of Cemig in Parati S.A.to vote in favor on this matter.

V                           The Chief Officer Luiz Fernando Rolla spoke on general matters and business of interest to the Company.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Paulo Roberto Reckziegel Guedes,

Djalma Bastos de Morais,

Paulo Márcio de Oliveira Monteiro,

Antônio Adriano Silva,

Tarcísio Augusto Carneiro,

Arcângelo Eustáquio Torres Queiroz,

Adriano Magalhães Chaves,

Francelino Pereira dos Santos,

Cezar Manoel de Medeiros,

Guy Maria Villela Paschoal,

Lauro Sérgio Vasconcelos David,

João Camilo Penna,

Marco Antonio Rodrigues da Cunha,

Luiz Carlos Costeira Urquiza,

Paulo Sérgio Machado Ribeiro,

Maria Estela Kubitschek Lopes.

Chief Officer:	Luiz Fernando Rolla.
Secretary:	Anamaria Pugedo Frade Barros.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.               Summary of Principal Decisions of the 513th Meeting of the Board of Directors, July 7, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

513TH MEETING, HELD ON JULY 7, 2011

SUMMARY OF PRINCIPAL DECISIONS

At its 513th meeting, held on July 7, 2011, the Board of Directors of Companhia Energética de Minas Gerais – Cemig, made the following decisions:

1.          Signing of undertaking for assignment and transfer of rights and obligations arising from final user licensing of software with Transmissora Aliança de Energia Elétrica S.A. - Taesa.

2.          Contracting of services of corporate credit card implantation and administration services / Re-ratification of Board Spending Decision (CRCA).

3.          Signing of Working Agreement for Subscription to Prosaúde Integrado (PSI — Integrated Health Plan).

4.          Participation in the Minas Gerais Capital Markets Institute (IMMC).

5.          Sapucaí Project.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.     Summary of Minutes of the 513th Meeting of the Board of Directors, July 7, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY

MINUTES

OF THE 513TH MEETING

Date, time and place:	July 7, 2011 at 9.30 a.m. at the Company’s head office,
Av. Barbacena 1200, 21th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I           The Chair asked the Board Members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II         The Chair stated that all the matters on the agenda had been examined by the Committees of the Board of Directors, and that those Committees had recommended their approval.

III        The Board approved the minutes of this meeting.

IV        The Board authorized:

a)     Signature of the Term of Assignment and Transfer of Rights and Obligations arising from the Final User Software Licensing Agreement with Transmissora Aliança de Energia Elétrica S.A. – Taesa, and with SAP Brasil Ltda. as Consenting Party, to assign to Taesa all the rights and obligations arising from the use of these licenses, with the express consent and acceptance of the consenting party.

b)    The Company to be founder and maintaining member of the Minas Gerais Capital Markets Institute – IMMC, through payment of an annual subscription charge and appointment of a member to the Board of Directors and Council of that entity – with contributions after 2013 to be the subject of a new decision by the Executive Board.

c)     1)     Light to have an equity interest in Renova, through subscription by Light of common shares, with no par value, to be issued by Renova, representing approximately 35.09% of the registered capital and 26.23% of the total capital of Renova.

Av. Barbacena 1200      Santo Agostinho      30190-131 Belo Horizonte, MG      Brazil      Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2)     Vote, by the representatives of the Company on the Board of Directors and/or at the EGM of Light, in favor of:

2.1)      Authorization for signature of the Investment Agreement between Light S.A., RR Participações S.A. and Renova Energia S.A., for subscription, by Light.

3)     Signature of the Complementary Agreement between Light, RR Participações and Renova, under which Light (and/or its subsidiaries or companies that participate in the controlling stockholder block of Light) undertake to sign contracts for purchase and sale of electricity produced by the wind farms of Renova.

V         The Board ratified the signature of the Working Agreement for Subscription to Prosaúde Integrado – PSI, between Cemig Saúde, Cemig, Cemig D and Cemig GT, the object of which is to give the participating parties coverage of expenses on medical assistance, for a period of sixty months, able to be extended for equal and successive periods, upon signature of an Amendment, with ratification of all acts carried out since October 1, 2010.

VI        The Board re-ratified Board Spending Decision (CRCA) 037/2011, for inclusion of the companies Rosal Energia S.A. and Sá Carvalho S.A. in the process for contracting of services of implementation and administration of the corporate credit card, altering the prorating percentages –

from:	Cemig – 3.98%;	Cemig D – 69.25%;	Cemig GT – 24.65%;
	Efficientia – 0.44%;	Cemig Trading – 0.08%;	CemigTelecom – 0.80%;
	Cemig Serviços – 0.72%; and	Central Hidrelétrica Pai Joaquim – 0.08%.
to:	Cemig – 3.98%;	Cemig D – 69.19%;	Cemig GT – 24.65%;
	Efficientia – 0.44%;	Cemig Trading – 0.08%;	CemigTelecom – 0.80%;
	Cemig Serviços – 0.72%;	Central Hidrelétrica Pai Joaquim – 0.08%;
	Rosal Energia S.A. – 0.03%; and	Sá Carvalho S.A. – 0.03%,

– the other terms of that CRCA remaining unchanged.

VII      Speakers: Members of the Board, the Chief Officer Luiz Fernando Rolla and the General Manager Leonardo George de Magalhães spoke on general matters and business of interest to the Company.

The following were present:

Board members:	Dorothea Fonseca Furquim Werneck,	Saulo Alves Pereira Junior,
	Djalma Bastos de Morais,	Fernando Henrique Schüffner Neto,
	Antônio Adriano Silva,	Adriano Magalhães Chaves,
	Arcângelo Eustáquio Torres Queiroz,	Cezar Manoel de Medeiros,
	Francelino Pereira dos Santos,	Franklin Moreira Gonçalves,
	Guy Maria Villela Paschoal,	Lauro Sérgio Vasconcelos David,
	João Camilo Penna,	Marco Antonio Rodrigues da Cunha,
	Luiz Carlos Costeira Urquiza,	Paulo Márcio de Oliveira Monteiro,
	Eduardo Borges de Andrade,	Paulo Sérgio Machado Ribeiro,
	Paulo Roberto Reckziegel Guedes,	Newton Brandão Ferraz Ramos,
	Ricardo Coutinho de Sena,	Tarcísio Augusto Carneiro;
Chief Officer:	Luiz Fernando Rolla;
General Manager:	Leonardo George de Magalhães;
Secretary:	Anamaria Pugedo Frade Barros.

5.     Material Announcement – CEMIG affiliate Parati S.A. acquires 100% of Luce LLC from Enlighted Partners Venture Capital LLC, July 7, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig affiliate Parati S.A. acquires 100% of Luce LLC

from Enlighted Partners Venture Capital LLC

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (“BM&FBovespa”) and the market in general — in accordance with CVM Instruction 358 of January 3, 2002, as amended — as follows:

In accordance with the Material Announcements published on March 24 and October 7, 2010, and the Market Announcement published on April 11, 2011, on today’s date Cemig’s affiliated company PARATI S.A. — PARTICIPAÇÕES EM ATIVOS DE ENERGIA ELÉTRICA (“Parati”), acquired, from ENLIGHTED PARTNERS VENTURE CAPITAL LLC (“Enlighted”), 100% of the equity of LUCE LLC (“Luce”), which owns 75% of the units of  LUCE BRASIL FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES (“FIP Luce”), which in turn is the indirect owner, through LUCE EMPREENDIMENTOS E PARTICIPAÇÕES S.A., of 26,576,149 common shares in Light S.A. (“Light”), representing, approximately, 13.03% of the total and voting stock of Light.

The amount paid to Enlighted for this acquisition was R$ 515,945,631.37.

Additionally we report that, as a result of this transaction and as specified in the Unit Holders’ Agreement of FIP Luce, the pension fund Fundação de Seguridade Social Braslight (“Braslight”), holder of the remaining 25% of the units in FIP Luce, now has an option to sell its interest to Parati, or to Luce, and if this option is exercised this will take place within a maximum of 60 days.

The Stockholders’ agreement of Light, signed on December 30, 2009, is still in effect.

Cemig will keep its stockholders and the market opportunely and appropriately informed about the conclusion of this transaction.

Belo Horizonte, July 7, 2011.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.               Material Announcement – Renova Energia S.A. and CEMIG affiliate Light S.A. executed an Investment Agreement, July 8, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE: 31300040127

MATERIAL ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (“BM&FBovespa”) and the market — in accordance with CVM Instruction 358 of January 3, 2002, as amended — as follows:

Today Light S.A., an affiliated company of Cemig, issued a Material Announcement with the following content:

“Light S.A. (LIGT3) (“Company”) and Renova Energia S.A. (RNEW11) (“Renova”), in compliance with Article 157, paragraph 4 of Law 6,404 of December 15, 1976, as amended (“Corporation Law”), and CVM Rule 358 of January 3, 2002, as amended, hereby inform their shareholders and the market in general that, on July 8, 2011, RR Participações S.A. (“RR”), in the capacity of controlling shareholder of Renova, the Company, in the capacity of new investor, and Renova, in the capacity of investee, executed an Investment Agreement whereby the Company will enter Renova’s capital stock by means of subscribing to new common shares to be issued thereby, corresponding to an increase in Renova’s capital in the amount of R$360,000,000.00  (“Investment”), under the following terms:

The Investment must be previously authorized by the Brazilian Electricity Regulatory Agency (ANEEL) and by the funders of Renova and its subsidiaries. Provided that the conditions precedent established in the Investment Agreement are fulfilled, Renova’s capital will be increased through a private subscription, within the authorized limit, with the possibility of partial ratification, observing the minimum limit equivalent to the Investment (“Capital Increase”), to be resolved by a Board of Directors’ Meeting, to be called within five business days after the implementation of the last condition precedent (“Board of Directors’ Meeting”).

After the above-mentioned Investment, the Company will hold 35.1% of Renova’s common shares and 26.2% of its total capital stock . All shareholders with individual interest of more than five percent (5%) of the Company’s capital stock will freely assign their preemptive rights in Renova’s Capital Increase to the Company. Following the Meeting of Renova’s Board of Directors that resolves on the capital increase, the other shareholders of Renova will have 30 days to exercise their preemptive rights in the Capital Increase.

The Investment will be made on the date of the Board of Directors’ Meeting, and, on that same date, a Shareholders’ Agreement between RR and Light as parties and Renova, as consenting intervening party (“New Shareholders’ Agreement”), addressing the exercise of voting rights by the shareholders, Renova’s corporate governance, preemptive rights, matching offers, joint sale and withdrawal will be executed and filed at Renova’s headquarters.

The Investment Agreement envisages the possibility of contractual rights and obligations to be assigned by the Company to its wholly-owned subsidiary Light Energia S.A. at any time before the Investment is made.

The Investment entails neither the transfer of control by RR, pursuant to Article 254-A of the Corporation Law, nor the Company’s acquisition of Renova’s control, in accordance with Article 256 of the aforementioned law.

Rescission of the current shareholders’ agreements

The private instruments of rescission of all existing shareholders’ agreements of Renova, executed by its various shareholders, will be filed at Renova’s headquarters on the date of the Board of Directors’ Meeting and the Investment, the respective obligations undertaken in said rescinded agreements now having no effect or value between the parties or before third parties or successors on any account.

Availability of documents to shareholders and the market

The information and documents related to the Capital Increase and the changes to the Bylaws and to Renova’s corporate governance under the terms of the Investment Agreement will be fully and timely available at Renova’s headquarters and on its website (www.renovaenergia.com.br), as well as on the CVM’s IPE System (www.cvm.gov.br), pursuant to the applicable legislation, and Renova and the Company will keep the market fully informed of any further developments related to the Investment through the publication of material facts.”

Cemig will keep its stockholders and the market opportunely and appropriately informed about the conclusion of this transaction.

Belo Horizonte, July 08, 2011.

Luiz Fernando Rolla

Chief Officer for Finance and Investor Relations

7.     Material Announcement – Braslight exercises its put option in FIP Luce, July 15, 2011

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

MATERIAL ANNOUNCEMENT

Braslight exercises its option to sell its position in FIP Luce

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public, the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (“BM&FBovespa”) and the market in general — in accordance with CVM Instruction 358 of January 3, 2002, as amended — as follows:

In accordance with the Material Announcements published on March 24 and October 7, 2010, the Market Announcement published on April 11, 2011, and the Material Announcement published on July 7, 2011, Cemig’s affiliated company PARATI S.A. — PARTICIPAÇÕES EM ATIVOS DE ENERGIA ELÉTRICA (“Parati”), through LUCE LLC (“Luce”), has been notified by Fundação de Seguridade Social Braslight (“Braslight”), owner of 25% of the unit shares in LUCE BRASIL FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES (“FIP Luce”), which in turn indirectly holds, through LUCE EMPREENDIMENTOS E PARTICIPAÇÕES S.A., 26,576,149 common shares in Light S.A. (“Light”), representing approximately 13.03% of the total and voting stock of Light, that Braslight will exercise its option to sell its position in units of FIP Luce (“the Put Option”), as provided for in the Unit Holders’ Agreement of FIP Luce.

The amount to be paid to Braslight for this acquisition will be R$ 171,981,877.12. Parati will have 30 calendar days from today’s date to make the payment, without any adjustment.

The Stockholders’ agreement of Light signed on December 30, 2009, is still in effect.

Cemig will keep its stockholders and the market opportunely and appropriately informed about the conclusion of this transaction.

Belo Horizonte, July 15, 2011.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.